THIRD PROSPECTUS SUPPLEMENT                       RULES 424(b)(3) and 424(c)
TO PROSPECTUS DATED FEBRUARY 6,1998              REGISTRATION NO. 333-36413


                               2,020,000 SHARES
                              YURIE SYSTEMS, INC.
                                 COMMON STOCK

        Yurie Systems, Inc. (the "Company" or "Yurie"), has prepared this
Third Prospectus Supplement to update the Company's Prospectus dated November 4,
 1997 (the "Prospectus"), covering 2,020,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock") to be sold by certain Selling Stockholders of the Company. This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

        The Prospectus, together with the First Prospectus Supplement, the Second Prospectus Supplement and this Third Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act with respect to offers and sales of the shares of Common Stock by Selling Stockholders. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)."

        PRO FORMA FINANCIAL INFORMATION. On February 5, 1998, the Company announced that its revenue, calculated on a pro forma basis excluding Data Labs, Inc., ("Data Labs"), the Company's subsidiary acquired on December 1, 1997, and related acquisition costs, for the fourth quarter of 1997 was $17.6 million, representing a 168% increase over the $6.6 million reported in the fourth quarter of 1996 and a 25% sequential increase over the $14.1 million reported in third quarter of 1997. For the full year 1997, the Company's pro forma revenue totaled $51.0 million, a 136% increase over the $21.6 million reported for 1996. Pro forma net income for the fourth quarter of 1997 was $3.3 million, or $0.12 per share, a 696% increase over the $413,000 in net income, or $0.02 per share, reported in the fourth quarter of 1996, and a 39% sequential increase over the $2.4 million in net income, or $0.09 per share, reported in the third quarter of 1997. For the year 1997, net income was $8.3 million or $0.31 per share, a 162% increase over the $3.2 million in net income, or $0.14 per share, reported for 1996. The Company's pro forma Statements of Operations, excluding Data Labs, for the quarters ended and the years ended December 31, 1996 and 1997 have been attached to this Prospectus Supplement.

        COMBINED FINANCIAL RESULTS AND END OF QUARTER FINANCIAL INFORMATION. On February 5, 1998, the Company announced that its revenue, calculated on a consolidated basis including Data Labs and related acquisition costs, was $17.6 million for the fourth quarter of 1997, representing a 168% increase over $6.6 million for the fourth quarter of 1996 and a 25% sequential increase over $14.1 million for the third quarter of 1997. For the year 1997, the Company's consolidated revenue totaled $51.1 million, a 136% increase over $21.7 million for the year 1996. Net income on a consolidated basis for the fourth quarter of 1997 was $2.4 million, or $0.09 per share, compared to $82,000 in net income for the fourth quarter of 1996, and a 33% sequential increase over the $1.8 million in net income, or $0.06 per share for the third quarter of 1997. For the year 1997, net income on a consolidated basis was $6.1 million, or $0.23 per share, a 153% increase over $2.4 million in net income, or $0.11 per share, reported for the year 1996. Consolidated results for both the fourth quarter of 1997 and the full year 1997 include a one-time pre-tax charge of $1.0 million or $0.02 per share after tax for expenses related to the acquisition of Data Labs. The Company's unaudited consolidated balance sheets as of December 31, 1997 and 1996, and the unaudited consolidated statements of operations for the quarters ended and the years ended December 31, 1997 and 1996 have been attached to this Prospectus Supplement.

        ERICSSON AGREEMENT. On February 2, 1998, the Company announced the signing of a three-year private-label partner agreement with Ericsson, Inc. ("Ericsson"), the U.S. subsidiary of Telefonaktiebolaget LM Ericsson. Under this agreement, Yurie granted Ericsson a non-exclusive license to resell Yurie's LDR products worldwide under the Ericsson name. Ericsson anticipates that it will provide systems integration and equipment management services related to Yurie's products to the Internet service providers to whom Ericsson will sell Yurie's equipment. There are no minimum purchase guarantees under this agreement.


        SPLITROCK RELATIONSHIP. The Company's sales to Splitrock Services, Inc. ("Splitrock") in the fourth quarter totaled approximately $5.9 million including product that Splitrock is expected to purchase or lease from Ericsson. Splitrock's purchases and/or leases from Ericsson will be credited against its minimum purchase guarantee in the Splitrock Agreement signed with the Company. On February 2, 1998 the Company announced that Ericsson and Splitrock had signed a Letter of Intent in which Ericsson agreed to provide Splitrock with certain services as well as LDR products that Ericsson has or will purchase from Yurie.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


          The Date of this Prospectus Supplement is February 6, 1998

YURIE SYSTMES, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED
STATEMENTS OF OPERATIONS
Excluding Data Labs, Inc. and Related Merger Costs
(unaudited)
(in thousands, except per share data)


                                                     Quarter Ended                    Year Ended
                                                      December 31,                    December 31,
                                                ----------------------          -----------------------
                                                 1997            1996             1997            1996
                                                -------         ------          -------         -------
Revenue:
  Product revenue                               $16,539         $ 5,705          $46,976         $18,729
  Service revenue                                 1,090             868            4,004           2,490
  Other revenue                                       -               -                -             392
                                                -------         -------          -------         -------
        Total revenue                            17,629           6,573           50,980          21,611

Cost of revenue:
  Cost of product revenue                         5,650           2,247           16.673           6,784
  Cost of service revenue                           873             541            3,026           1,635
                                                -------         -------          -------         -------
        Total cost of revenue                     6,523           2,788           19,699           8,419
                                                -------         -------          -------         -------
Gross profit                                     11,106           3,785           31,281          13,192

Operating expenses:
  Research and development                        2,370           1,467            7,709           3,847
  Sales and marketing                             2,214             757            5,901           1,547
  General and administrative                      1,522             966            5,644           2,700
                                                -------         -------          -------         -------
        Total operating expenses                  6,106           3,190           19,254           8,094

Income from operations                            5,000             595           12,027           5,098
Other income                                        393              21            1,524              83
                                                -------         -------          -------         -------

Income before income taxes                        5,393             616           13,551           5,181
Provision for income taxes                        2,104             203            5,290           2,029
                                                -------         -------          -------         -------
Net income                                      $ 3,289         $   413          $ 8,261         $ 3,152
                                                =======         =======          =======         =======

Basic earning per share                         $  0.13         $  0.02          $  0.34         $  0.16
                                                =======         =======          =======         =======
Basic weighted average shares outstanding        24,939         $20,448           24.377          20,269
                                                =======         =======          =======         =======
Diluted earnings per share                      $  0.12         $  0.02          $  0.31         $  0.14
                                                =======         =======          =======         =======
Diluted weighted average shares outstanding      27,248          21,990           26,310          21,811
                                                =======         =======          =======         =======

YURIE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(unaudited)
(in thousands)


                                                December 31,    December 31,
ASSETS                                              1997            1996
                                                ------------    ------------
Current assets:
        Cash and cash equivalents                  $ 8,142         $ 5,245
        Restricted cash                              1,000               -
        Short-term investments                      35,917               -
        Accounts receivable                         13,314           4,993
        Tax receivable                                 993               -
        Interest receivable                            402               -
        Inventory                                    5,467           2,574
        Deferred tax asset - st                      1,246             475
        Other current assets                           228           1,321
                                                ------------    ------------
                Total current assets                66,709          14,608

Net property and equipment                           6,990           2,241
Long-term deferred tax asset                         1,028               -
Other assets                                           675              58
                                                ------------    ------------
Total Assets                                       $75,402         $16,907
                                                ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
        Accounts payable                           $ 2,137         $ 2,014
        Accrued liabilities                          7,471           3,250
        Short-term notes payable                        17               -
        Unearned revenue                                38               -
                                                ------------    ------------
                Total current liabilities            9,663           5,264

Accrued rent                                           585              15
Deferred income taxes                                    -              19
Capital lease obligations                               20              38

Stockholders' equity:
        Common Stock                                   253             210
        Treasury stock                                 (23)              -
        Additional paid-in capital                  56,701           8,046
        Translation adjustment                        (648)              -
        Retained earnings                            8,851           3,315
                                                ------------    ------------
                Total stockholders' equity          65,134          11,571
                                                ------------    ------------
Total Liabilities and Stockholders' Equity         $75,402         $16,907
                                                ============    ============


YURIE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share data)

                                                  Quarter Ended            Year Ended
                                                   December 31,            December 31,
                                               -------------------     -------------------
                                                 1997        1996        1997        1996
                                               -------     -------     -------     -------
Revenue:
  Product revenue                              $16,532     $ 5,713     $47,064     $18,737
  Service revenue                                1,090         868       4,005       2,528
  Other revenue                                      -           -           -         392
                                               -------     -------     -------     -------
    Total revenue                               17,622       6,581      51,069      21,657

Cost of revenue:
  Cost of product revenue                        5,659       2,270      16,670       6,806
  Cost of service revenue                          873         552       3,026       1,666
                                               -------     -------     -------     -------
    Total cost of revenue                        6,532       2,822      19,696       8,472
                                               -------     -------     -------     -------

Gross profit                                    11,090       3,759      31,373      13,185

Operating expenses:
  Research and development                       2,583       1,724       8,691       4,428
  Sales and marketing                            2,350         960       6,787       1,880
  General and administrative                     2,645       1,025       7,373       2,980
                                               -------     -------     -------     -------

    Total operating expenses                     7,578       3,709      22,851       9,288

Income from operations                           3,512          50       8,522       3,897
Other income                                       384          24       1,544          90
                                               -------     -------     -------     -------

Income before income taxes                       3,896          74      10,066       3,987
Provision for income taxes                       1,520          (8)      3,930       1,563
                                               -------     -------     -------     -------

Net income                                     $ 2,376     $    82     $ 6,136     $ 2,424
                                               =======     =======     =======     =======

Basic earnings per share                       $  0.09     $     -     $  0.25     $  0.12
                                               =======     =======     =======     =======

Basic weighted average shares outstanding       25,276      20,785      24,714      20,606
                                               =======     =======     =======     =======

Diluted earnings per share                     $  0.09     $     -     $  0.23     $  0.11
                                               =======     =======     =======     =======

Diluted weighted average shares outstanding     27,599      22,348      26,660      22,158
                                               =======     =======     =======     =======